                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (AMENDMENT NO. 1)


                            KINDER MORGAN, INC.
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                              (Name of Issuer)


                       COMMON STOCK, $5.00 PAR VALUE
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                       (Title of Class of Securities)


                                   49455P
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                               (CUSIP Number)


                           MR. WILLIAM V. MORGAN
                          MORGAN ASSOCIATES, INC.
                         1301 MCKINNEY, SUITE 3400
                            HOUSTON, TEXAS 77010
                               (713) 844-9500
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                    (Name, Address and Telephone Number
                  of Person Authorized to Receive Notices
                            and Communications)


                              with a copy to:
                             MR. DAVID L. RONN
                       BRACEWELL & PATTERSON, L.L.P.
                         SOUTH TOWER PENNZOIL PLACE
                      711 LOUISIANA STREET, SUITE 2900
                         HOUSTON, TEXAS 77002-2781
                                713-221-1352


                              NOVEMBER 3, 1999
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                             Page 1 of 6 Pages

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-----------------                                         -----------------
CUSIP NO.: 49455P                                         PAGE 2 OF 6 PAGES
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                                SCHEDULE 13D
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      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Morgan Associates, Inc.
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [X]
              (b) [ ]
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      3       SEC USE ONLY

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      4       SOURCE OF FUNDS
              WC
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      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(D) OR 2(E)

              [ ]
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      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Kansas
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      7       SOLE VOTING POWER

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      8       SHARED VOTING POWER

              7,035,408
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      9       SOLE DISPOSITIVE POWER

              0
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     10       SHARED DISPOSITIVE POWER

              7,035,408 (1)
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,035,408
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES

              [ ]
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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.3%
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     14       TYPE OF REPORTING PERSON

              CO
==============================================================================

  (1) 7,035,408 of the shares of the common  stock,  par value
      $5.00 per share, of Kinder Morgan, Inc. are subject to a
      Governance Agreement between Kinder Morgan,  Inc.  and
      Morgan  Associates,  Inc.  dated as of  October 7, 1999
      (incorporated  here by reference to the Schedule  13D, as
      defined  herein), pursuant to which Morgan  Associates,  Inc.
      is restricted in the volume and manner in which it disposes of the stock for the term of the agreement.
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-----------------                                           -----------------
CUSIP NO.: 49455P                                           Page 3 of 6 Pages
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                                SCHEDULE 13D
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      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              William V. Morgan
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [X]
              (b) [ ]
------------------------------------------------------------------------------
      3       SEC USE ONLY

------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              AF
------------------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

              [ ]
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      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
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      7       Sole Voting Power

              0
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      8       SHARED VOTING POWER

              7,035,408
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      9       SOLE DISPOSITIVE POWER

              0
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     10       SHARED DISPOSITIVE POWER

              7,035,408 (2)
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,035,048
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES

              [ ]
------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.3%
------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
==============================================================================

    (2) 7,035,408 of the shares of the common stock, par value $5.00 per share, of Kinder Morgan, Inc. are subject to a Governance Agreement between Kinder Morgan, Inc. and Morgan Associates, Inc. dated as of October 7, 1999 (incorporated here by reference to the Schedule 13D, as defined herein), pursuant to which Morgan Associates, Inc. is restricted in the volume and manner in which it disposes of the stock for the term of the agreement.

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***NOTE: THIS FILING IS IDENTICAL TO THE PREVIOUSLY FILED AMENDMENT NO. 1 TO
STATEMENT ON FORM 13D FOR MORGAN ASSOCIATES AND WILLIAM V. MORGAN FILED ON OCTOBER 8, 1999 (FILE NO. 005-56959) UNDER KINDER MORGAN, INC., A DELAWARE CORPORATION (CIK #0001031188).

                         STATEMENT ON SCHEDULE 13D


Preliminary Statement:

         This Amendment No. 1 amends and supplements the Statement on
Schedule 13D filed with the Securities and Exchange Commission by Morgan Associates, Inc. ("Morgan Associates") and Mr. William V. Morgan (together with Morgan Associates, the "Reporting Persons") on October 7, 1999 (the "Schedule 13D"), relating to the shares of common stock, par value $5.00 per share (the "Issuer Common Stock"), of Kinder Morgan, Inc., a Kansas corporation ("Issuer"). The principal terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

         Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. This Amendment No. 1 speaks as of its date and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

ITEM 1.  SECURITY AND ISSUER.

         No change.

ITEM 2.  IDENTITY AND BACKGROUND.

         No change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No change.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and supplemented by replacing the current paragraphs (a) and (c) with the following and adding the following paragraph (d):

                  (a) As set forth herein, Morgan Associates owns 7,035,408 shares of Issuer Common Stock, which represents approximately 6.3% of the outstanding Issuer Common Stock, based upon the number of Issuer Common Stock outstanding as of October 22, 1999, as reported on the Issuer's Form 10-Q for the quarterly period ended September 30, 1999.

                  (c) Except as set forth in this Item 5, the Reporting Persons have not effected any transactions in shares of Issuer Common Stock in the past 60 days.

                  On November 3, 1999, Morgan Associates sold on the open market through a broker 1,000,000 shares of Issuer Common Stock for a weighted average per share price of $19.903 per share, which does not include a broker fee.


                             Page 4 of 6 Pages

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                  (d) To the best knowledge of the Reporting Persons, no
         other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock beneficially owned by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          No change.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          No change.


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                                 SIGNATURES


          After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: November 5, 1999.                        Morgan Associates, Inc.



                                                By: /S/WILLIAM V. MORGAN
                                                    -----------------------
                                                    William V. Morgan
                                                    President


Dated: November 5, 1999.                        William V. Morgan



                                                By: /S/WILLIAM V. MORGAN
                                                    -----------------------
                                                    William V. Morgan






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